Exhibit 12
RATIOS OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
December 31, 2007

	Years Ended December 31,
	2007	2006	2005	2004	2003
EARNINGS:
Adjusted earnings from continuing operations before income taxes	$4,168	$3,528	$4,351	$3,032	$2,144
Add fixed charges (see below)	536	498	593	537	558

Adjusted earnings	$4,704	$4,026	$4,944	$3,569	$2,702

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	$512	$479	$574	$512	$534
Dividends on preferred stock of a subsidiary	—	—	—	—	3
Estimated interest component of operating lease payments	24	19	19	25	21

Fixed charges	536	498	593	537	558
Preferred stock requirements, pre-tax	15	15	15	14	14

Combined fixed charges and preferred stock dividends	$551	$513	$608	$551	$572

Ratio of earnings to fixed charges	8.78	8.08	8.34	6.65	4.84
Ratio of earnings to combined fixed charges and preferred stock dividends	8.54	7.85	8.13	6.48	4.72